Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	September 30,	December 31,
($000s)	2016	2015

ASSETS
Current assets
Restricted cash	$-	$37
Accounts receivable (note 4)	37,982	57,261
Deposits and prepaid expenses	7,972	8,093
Current portion of risk management asset (note 4)	8,033	8,845
	53,987	74,236

Risk management asset (note 4)	909	6,953
Deferred taxes (note 11)	79,237	59,255
Exploration and evaluation assets (note 6)	70,586	87,919
Property, plant and equipment (note 7)	1,323,358	1,474,849
Total assets	$1,528,077	$1,703,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$62,924	$87,312
Advances from joint venture partners	7,888	22,958
Current portion of other deferred liabilities (note 15)	7,938	1,974
Current portion of deferred capital obligation (note 7)	15,820	-
Current portion of risk management liability (note 4)	219	390
Bank debt (Term Facility) (note 5)	12,900	-
	107,689	112,634

Bank debt (Revolving Facility) (note 5)	106,828	340,743
Convertible Debentures (note 5)	36,950	-
Senior Notes (note 5)	316,529	332,024
Risk management liability (note 4)	560	-
Other deferred liabilities (note 15)	23,111	10,816
Deferred capital obligation (note 7)	7,892	-
Decommissioning liabilities	99,000	96,423
Total liabilities	698,559	892,640

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 8)	1,058,181	1,000,100
Equity component of Convertible Debentures (note 5)	7,816	-
Contributed surplus	53,508	50,706
Retained earnings (deficit)	(289,987)	(240,234)
Total shareholders’ equity	829,518	810,572
Total liabilities and shareholders’ equity	$1,528,077	$1,703,212

COMMITMENTS (note 16)

SUBSEQUENT EVENTS (note 3)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015

REVENUES
Petroleum and natural gas sales	$54,947	$78,810	$152,798	$252,718
Royalties	(3,857)	(6,320)	(10,897)	(30,219)
Other income	1,577	3,256	7,169	8,475
Total revenues net of royalties	52,667	75,746	149,070	230,974

Realized gain (loss) on commodity contracts	3,475	(535)	22,132	1,903
Unrealized gain (loss) on commodity contracts	1,042	7,031	(4,219)	6,420
	57,184	82,242	166,983	239,297

EXPENSES
Production	27,523	27,350	82,568	93,151
Transportation	2,726	4,956	8,965	14,443
General and administrative	5,493	4,964	14,881	18,970
Share-based compensation (note 9)	1,367	(707)	2,671	2,982
Depletion, depreciation and impairment (note 7)	34,470	81,169	109,632	173,783
Gain on property dispositions and swaps (note 7)	(9,799)	(11,246)	(917)	(20,858)
	61,780	106,486	217,800	282,471

NET LOSS BEFORE FINANCE AND TAXES	(4,596)	(24,244)	(50,817)	(43,174)

Finance expenses (note 12)	11,267	13,013	36,330	29,412
Realized (gain) loss on foreign exchange (note 13)	-	8	(505)	(99)
Unrealized (gain) loss on foreign exchange (note 13)	1,967	21,524	(14,324)	27,803

NET LOSS BEFORE TAXES	(17,830)	(58,789)	(72,318)	(100,290)

TAXES
Deferred tax recovery (note 11)	(3,923)	(8,329)	(22,565)	(12,713)

NET LOSS AND COMPREHENSIVE LOSS	$(13,907)	$(50,460)	$(49,753)	$(87,577)

Net loss per share (note 14)
Basic	$(0.06)	$(0.26)	$(0.24)	$(0.46)
Diluted	$(0.06)	$(0.26)	$(0.24)	$(0.46)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the nine months ended September 30

($000s)	2016	2015

SHAREHOLDERS’ CAPITAL (note 8)
Common shares (note 8)
Balance, beginning of period	$1,000,100	$1,000,041
Issued for property acquisition	29,178	-
Share issue costs on property acquisition, net of tax effect	(98)	-
Issued for cash on equity issue	30,000	-
Share issue costs on equity issue, net of tax effect	(1,284)	-
Share-based compensation awards	285
Issued for cash on exercise of share options	-	45
Contributed surplus transferred on exercised options	-	14
Balance, end of period	1,058,181	1,000,100

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (note 5)
Balance, beginning of period	-	-
Conversion feature of Convertible Debentures issued, net of tax effect	7,816	-
Balance, end of period	7,816	-

CONTRIBUTED SURPLUS
Balance, beginning of period	50,706	44,302
Share-based compensation expense	3,494	5,348
Adjustment of share-based compensation expense for forfeitures of unvested share options	(692)	(546)
Transfer to share capital for exercised options	-	(14)
Balance, end of period	53,508	49,090

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(240,234)	203,974
Net loss	(49,753)	(87,577)
Balance, end of period	(289,987)	116,397

TOTAL SHAREHOLDERS’ EQUITY	$829,518	$1,165,587

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net loss	$(13,907)	$(50,460)	$(49,753)	$(87,577)
Adjustments for:
Depletion, depreciation and impairment (note 7)	34,470	81,169	109,632	173,783
Accretion on decommissioning obligations (note 12)	365	464	1,181	1,377
Effective interest on senior notes	647	587	1,924	829
Effective interest on Convertible Debentures	260	-	260	-
Share-based compensation (note 9)	1,518	(80)	2,822	3,609
Unrealized loss on commodity contracts (note 4)	(1,042)	(7,031)	4,219	(6,420)
Unrealized foreign exchange (gain) loss (note 13)	1,967	21,524	(14,324)	27,803
(Gain) loss on property dispositions and swaps (note 7)	(9,799)	(11,246)	(917)	(20,858)
Deferred tax recovery (note 11)	(3,923)	(8,329)	(22,565)	(12,713)
Decommissioning costs incurred	(638)	(727)	(2,321)	(1,697)
Change in non-cash working capital (note 10)	(7,493)	(3,856)	(9,726)	(17,094)
	2,425	22,015	20,432	61,042

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital, net of issue costs (note 8)	28,242	-	28,107	45
Issuance of Convertible Debentures, net of issue costs (note 5)	47,600	-	47,600	-
Issuance of Senior Notes, net of issue costs (note 5)	-	-	(55)	291,642
Settlement of share based payments	(655)	-	(719)	(1,037)
Advances from loans and borrowings	412,820	840,633	1,346,462	2,794,521
Repayment of loans and borrowings	(607,278)	(886,698)	(1,567,477)	(3,003,284)
Financing obligations	(1,281)	(404)	(2,080)	(1,168)
Deferred lease inducements	(85)	(85)	(255)	(255)
Deferred capital obligations	(1,468)	-	(1,468)	-
Change in non-cash working capital (note 10)	6,651	7,637	6,757	10,102
	(115,454)	(38,917)	(143,128)	90,566

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditures on exploration and evaluation assets (note 6)	(848)	(314)	(1,724)	(2,516)
Additions to property, plant and equipment (note 7)	(16,393)	(19,440)	(52,356)	(139,895)
Proceeds on sale of property, plant and equipment	115,971	8,497	193,800	10,307
Change in non-cash working capital (note 10)	14,299	28,159	(17,024)	(19,504)
	113,029	16,902	122,696	(151,608)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	3,832	4,589	24,803	15,793
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on November 8, 2016. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s year ended December 31, 2015 audited consolidated financial statements, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the Company’s year ended December 31, 2015 audited consolidated financial statements, except for Convertible Debentures (as defined below), newly issued in the period.

The Company’s compound financial instruments are comprised of its Convertible Debentures that can be converted to common shares at the option of the holder, and the number of shares to be issued does not vary with changes in fair value.

The liability component of the Convertible Debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the Convertible Debenture and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the Convertible Debentures is measured at amortized cost using the effective interest method. The equity component of the Convertible Debentures is not re-measured subsequent to initial recognition.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2015. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2015.

3.	SUBSEQUENT EVENTS

On November 7, 2016, the Company completed the previously announced $47 million non-core asset disposition in the greater Pembina area of Alberta (the "Pembina asset sale") to InPlay Oil. Corp (“New InPlay”), a TSX listed public company. Pursuant to the Pembina asset sale, the Company received approximately $42 million in cash and 2,171,667 common shares of New InPlay with a deemed value of $5 million. Net cash proceeds from the Pembina asset sale were used to repay existing bank indebtedness, including repayment in full of the remaining $12.9 million balance outstanding on the Company’s non-revolving Term Facility prior to the November 11, 2016 maturity date, and a reduction of the amount outstanding under the Company’s syndicated Revolving Facility. Concurrent with completion of the Pembina asset sale, the Company completed the November semi-annual borrowing base redetermination and the renewal of its syndicated revolving credit facilities (the “Credit Facilities”). Effective upon the closing of the Pembina asset sale, total commitments under the Credit Facilities were set at $130 million, comprised of a $25 million operating facility and a $105 million syndicated facility.

On October 27, 2016 the Company issued 8,474,576 common shares of Bellatrix on a private placement “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $1.18 per share resulting in gross proceeds of $10 million (the “Private Placement”). Proceeds from the Private Placement will be used to partially finance the Company’s drilling and completion expenditures during the remainder of 2016. As part of the Private Placement, Bellatrix agreed to incur eligible CDE (the “Qualifying Expenditures”), pursuant to the provisions in the Income Tax Act (Canada), after the closing date and prior to December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of the subject flow-through common shares, and to renounce the Qualifying Expenditures so incurred to the purchasers of the flow-through common shares on or prior to December 31, 2016.

4.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

▪	Credit risk
▪	Liquidity risk
▪	Market risk
▪	Foreign exchange risk
▪	Commodity price risk
▪	Interest rate risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, Convertible Debentures and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, Senior Notes, Convertible Debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current depressed commodity price environment. In order to preserve liquidity and capital resources, Bellatrix’s Board of Directors has approved a 2016 net capital budget of up to $77 million, with funding limited to cash flow and capital funding where applicable. Bellatrix expects to be able to fund its 2016 capital program by reinvesting cash flow and utilizing the proceeds of the Private Placement. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States / Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to funds flow from operations, the Company’s other main source of liquidity is its Credit Facilities. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. At September 30, 2016, the Company had $119.7 million outstanding under the Credit Facilities at a weighted average interest rate of 4.82%. At November 7, 2016, following completion of the Pembina asset sale, the Company had approximately $75 million outstanding under the Credit Facilities (excluding letters of credit).

On July 15, 2016, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. Following the redetermination the total commitments under the Credit Facilities were set at $365 million comprised of a $210 million revolving facility with a maturity date of July 1, 2017 (the “Revolving Facility”) and a $155 million term facility with a maturity date of November 11, 2016 (the “Term Facility”) in the Amended and Restated Credit Agreement. Following the completion of the Alder Flats Plant Sale and the previously announced $30 million offering of subscription receipts (which were subsequently converted into common shares of Bellatrix) and $50 million offering of Convertible Debentures (the “Offerings”) on August 9, 2016, and the application of the net proceeds therefrom, the Revolving Facility was reduced to $160 million and the amount outstanding under the Term Facility was reduced to approximately $13 million. Per financial statement note 3, subsequent to September 30, 2016, Bellatrix fully repaid all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing net proceeds received from the Pembina asset sale.

On September 30, 2016 the maturity date of the Revolving Facility was extended to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders. The Revolving Facility may be further extended for a period not to exceed 3 years. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

Bellatrix generally relies upon its operating cash flows and its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix. Notwithstanding Bellatrix’s undrawn capacity under its Credit Facilities, the Company’s ability to incur or maintain Senior Debt is also effectively limited by the Senior Debt Covenant to an amount equal to 3.5 times the Company’s trailing 12-month EBITDA. At September 30, 2016, the Company’s Senior Debt to EBITDA ratio was 2.16 times.

The Company monitors its capital structure based on the ratio of total net debt to annualized funds flow from operations. This ratio is calculated as total net debt, defined as outstanding bank debt, the liability component of Convertible Debentures and Senior Notes, plus or minus adjusted working capital (defined below), divided by funds flow from operations (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.

The Company’s capital structure and its calculation of total net debt and the total net debt to funds flow ratio as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2016	2015	2016	2015

Shareholders’ equity	829,518	1,165,587	829,518	1,165,587

Bank debt	119,728	341,030	119,728	341,030
Adjusted working capital deficiency (2)	24,858	61,715	24,858	61,715
Subtotal	144,586	402,745	144,586	402,745
Senior Notes (mature May 15, 2020) (4)	316,529	320,709	316,529	320,709
Net debt (2)	461,115	723,454	461,115	723,454
Convertible Debentures	36,950	-	36,950	-
Total net debt (2) at period end	498,065	723,454	498,065	723,454

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	42,224	106,392	43,305	106,445
Net debt (2) to periods funds flow from operations ratio (annualized) (1) (3)	10.9x	6.8x	10.6x	6.8x
Total net debt (2) to periods funds flow from operations ratio (annualized) (1) (3)	11.8x	6.8x	11.5x	6.8x

Debt to funds flow from operations ratio (trailing) (1) (5)
Funds flow from operations (1) trailing (5)	62,133	141,591	62,133	141,591
Net debt (2) to funds flow from operations ratio trailing (1) (5)	7.4x	5.1x	7.4x	5.1x
Total net debt (2) to funds flow from operations ratio trailing (1) (5)	8.0x	5.1x	8.0x	5.1x

(1) Funds flow from operations is a non-GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

(2) Net debt and total net debt are considered to be non-GAAP measures. Therefore reference to the non-GAAP measures of net debt and total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), the liability component of Convertible Debentures, current bank debt and long-term debt. Net debt also excludes the liability component of Convertible Debentures. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt (Term Facility).

(3) For the three months ended September 30, 2016 and 2015, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized. For the nine months ended September 30, 2016 and 2015, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon first nine months funds flow from operations annualized.

(4) For the three and nine months ended September 30, 2016, includes unrealized foreign exchange loss of $2.7 million (2015: $22.4 million) and gain of $17.4 million (2015: $28.7 million loss), respectively, and does not include an unrealized gain of $0.7 million (2015: $0.9 million) and $3.0 million of unrealized loss (2015: $0.9 million gain) on foreign exchange contracts, respectively.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve month periods ended September 30, 2016 and September 30, 2015.

As at September 30, 2016, the Company’s ratio of total net debt to annualized funds flow from operations (based on third quarter 2016 funds flow from operations) was 11.8 times. The total net debt to annualized funds flow from operations ratio as at September 30, 2016 increased from that at September 30, 2015 of 6.8 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices. Total net debt at September 30, 2016 was $498.1 million, a decrease of $219.5 million compared with net debt of $717.6 million at December 31, 2015. The reduction in total net debt reflects a decrease of $15.5 million to the Senior Notes, resulting from an unrealized foreign exchange gain in the first nine months of 2016, a decrease of $241.0 million to the bank debt and working capital deficit mainly attributable to the $187.5 million in proceeds on the disposition of certain production facilities in the second quarter of 2016 and the Alder Flats Plant Sale in the third quarter of 2016 and $80 million in proceeds from the Offerings. This was partially offset by the issuance of Convertible Debentures in the third quarter of 2016 which have a liability component of $36.9 million.

c.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.

As at September 30, 2016, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$8,277	$6,371	$14,648
Revenue and other accruals	23,339	307	23,646
Less: Allowance for doubtful accounts	-	(312)	(312)
Total accounts receivable	$31,616	$6,366	$37,982

Subsequent to September 30, 2016, the Company has collected $0.9 million of joint venture and other trade accounts receivables greater than 90 days past due.

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at September 30, 2016 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

d.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5 and the ability to repay the Revolving Facility.

The Company prepares six month and annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at September 30, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$62,924	$62,924	$-	$-	$-
Advances from joint venture partners	7,888	7,888	-	-	-
Bank debt – principal (2)	119,728	12,900	106,828	-	-
Convertible Debentures	36,950	-	-	36,950	-
Senior Notes (3)	316,529	-	-	316,529	-
Decommissioning liabilities (4)	99,000	-	1,611	9,613	87,776
Deferred capital obligation (5)	23,712	15,820	7,892	-	-
Deferred financing obligation (5)	9,030	6,020	3,010	-	-
Finance lease obligation	8,841	1,578	1,897	940	4,426
Total	$684,602	$107,130	$121,238	$364,032	$92,202

(1)	Includes $0.5 million of accrued interest payable in relation to the Credit Facilities and $10.5 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.
(2)	At September 30, 2016, bank debt is based on a three year facility, fully revolving until maturity on October 1, 2017, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates. During the third quarter of 2016, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities were set at $365 million and are comprised of a $210 million revolving facility (“Revolving Facility”) and a $155 million non-revolving facility (the “Term Facility”) in the Amended and Restated Credit Agreement. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. Upon completion of the Pembina asset sale on November 7, 2016 the Term Facility was repaid in full. The maturity date of the Revolving Facility has been extended to October 1, 2017, and may be further extended for a period not to exceed 3 years (subject to lender approval).
(3)	Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).
(5)	Pursuant to the Alder Flats Plant Sale Bellatrix recognized a deferred capital obligation and a deferred financing obligation as part of the disposition. Refer to financial statement note 7 for additional information.

e.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years.

As at September 30, 2016, the Company has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	September 30,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(560)	2,466

g.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at September 30, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	October 1, 2016 to October 31, 2016	19,000 GJ/d	$ 1.84 CDN	$ 1.84 CDN	AECO
Natural gas fixed	October 1, 2016 to December 31, 2016	90,000 GJ/d	$ 2.70 CDN	$ 2.70 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	105,995 GJ/d	$ 2.92 CDN	$ 2.92 CDN	AECO

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	October 1, 2016 to December 31, 2016	1,500	US$4.05

(1) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

h.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at September 30, 2016, if interest rates had been 1% lower with all other variables held constant, net loss for the three months ended September 30, 2016 would have been approximately $1.2 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

i.	Fair Value

The Company’s financial instruments as at September 30, 2016 include restricted cash, accounts receivable, deposits and prepaid expenses, risk management assets and liabilities, accounts payable and accrued liabilities, advances from joint venture partners, finance lease obligations, bank debt, Convertible Debentures and Senior Notes. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

The risk management assets and liabilities at September 30, 2016 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The commodity contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	September 30, 2016	December 31, 2015
Commodity contract asset (current)	$8,033	$8,845
Commodity contract asset (long term)	909	4,487
Commodity contract liability (current)	(219)	(390)
Foreign exchange contract liability (long term)	(560)	2,466
Net risk management asset	$8,163	$15,408

5.	DEBT

($000s)	September 30, 2016	December 31, 2015
Bank debt (Term Facility)	$12,900	$-
Bank debt (Revolving Facility)	106,828	340,743
Convertible Debentures	36,950	-
Senior Notes (mature on May 15, 2020)	316,529	332,024
Debt	$473,207	$672,767

Bank Debt

On July 18, 2016, Bellatrix announced the completion of the semi-annual borrowing base redetermination and the renewal of its Credit Facilities. In connection with the establishment of these revised Credit Facilities, Bellatrix entered into an amended and restated credit agreement (the "Amended and Restated Credit Agreement") with the lenders under the Credit Facilities. Pursuant to the renewal, the total commitments under the Credit Facilities were reduced from $460 million to $365 million consisting of the $210 million with a maturity date of July 1, 2017 Revolving Facility and the $155 million Term Facility with a maturity date of November 11, 2016. Under the terms of the Amended and Restated Credit Agreement, Bellatrix may request further extensions of the maturity date of the Revolving Facility for a period not to exceed 3 years, which may or may not be granted by the lenders under the Credit Facilities. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. On September 30, 2016, the maturity date of the Revolving Facility was extended to October 1, 2017. Per financial statement note 3, subsequent to September 30, 2016, Bellatrix fully repaid all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing proceeds received from the Pembina asset sale.

Concurrent with the completion of the Pembina asset sale and the repayment in full of the Term Facility, the lenders under the Credit Facilities completed their November semi-annual borrowing base redetermination and the renewal of the Credit Facilities. Effective upon the closing of the Pembina asset sale, total commitments under the Credit Facilities were $130 million and consist of a $25 million operating facility provided by a Canadian bank and a $105 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to be completed on or before May 31, 2017. With the semi-annual redetermination and the Pembina asset sale completed, as of November 7, 2016, Bellatrix maintains approximately $55 million of available capacity based on current bank debt outstanding of approximately $75 million (excluding letters of credit).

For the nine months ended September 30, 2016, the amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

Convertible Debentures

On August 9, 2016, Bellatrix issued $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture. The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Indenture”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year commencing September 30, 2016. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day prior to the Maturity Date, (ii) the last business day immediately preceding any Redemption Date at the Conversion Price (as those terms are defined in the Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Indenture). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days, at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

On a redemption date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Indenture) has occurred and is continuing, Bellatrix may, at our option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed or which will mature by issuing and delivering freely tradeable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

($000s)	Liability Component	Equity Component
Balance, December 31, 2015	$-	$-
Issuance of Convertible Debentures	38,540	11,460
Issue costs	(1,850)	(550)
Deferred income tax liability	-	(3,094)
Effective interest on Convertible Debentures	260	-
Balance, September 30, 2016	$36,950	$7,816

Senior Notes

At September 30, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2014	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain (1) (2)	(17,364)
Amortization of discount and debt issue costs	1,924
316,584
Debt issue costs	(55)
Balance, September 30, 2016	$316,529
(1)	Exchange rate (CDN$/US$1.00) at September 30, 2016 was 1.3117.
(2)	Amount does not include unrealized loss on foreign exchange contracts of $3.0 million.

Covenants

At September 30, 2016, the Credit Facilities contain a single financial covenant, which requires that the Company will not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities (“Credit Agreement”) and adjusted for non-cash charges, for a trailing twelve month period to exceed a specified amount (the “Senior Debt Covenant”). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred financing obligations, deferred capital obligations and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes and Convertible Debentures, decommissioning liabilities and deferred tax liability. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition).

The Senior Notes do not contain any financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at September 30, 2016:

	Covenant as at September 30, 2016	Position at September 30, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.50x	2.16x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (3)	2.25x	2.54x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at September 30, 2016 was $201.7 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2016 was $93.3 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended September 30, 2016, fixed charges were $44.0 million and consolidated cash flow was $111.6 million.

As at September 30, 2016, total outstanding letters of credit were $13.1 million which reduced the amount otherwise available to be drawn under the Credit Facilities. As at September 30, 2016, the Company’s trailing twelve month EBITDA was $93.3 million and Senior Debt was $201.7 million, resulting in a Senior Debt to EBITDA ratio of 2.16 times.

6.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2014	$123,639
Additions	4,102
Impairment	(4,542)
Transfer to oil and natural gas properties	(35,280)
Balance, December 31, 2015	87,919
Additions	1,724
Dispositions	(5,320)
Transfer to oil and natural gas properties	(13,737)
Balance, September 30, 2016	$70,586

7.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Operated facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2014	$2,411,772	$41,760	$22,749	$2,476,281
Additions	100,009	71,914	3,441	175,364
Transfer from exploration and evaluation assets	35,280	-	-	35,280
Joint venture wells	29,493	-	-	29,493
Transfers	-	(8,639)	-	(8,639)
Disposals (1)	(10,856)	-	-	(10,856)
Balance, December 31, 2015	2,565,698	105,035	26,190	2,696,923
Additions	48,378	8,113	58	56,549
Acquisition	29,735	-	-	29,735
Transfer from exploration and evaluation assets	13,737	-	-	13,737
Joint venture wells	4,191	-	-	4,191
Disposals (1)	(117,168)	(58,565)	-	(175,733)
Balance, September 30, 2016	$2,544,571	$54,583	$26,248	$2,625,402

(1) Disposals include swaps.

Accumulated Depletion, Depreciation and Impairment Losses
Balance, December 31, 2014	$523,689	$-	$5,294	$528,983
Charge for time period	180,113	1,829	3,737	185,679
Impairment loss	507,412	-	-	507,412
Balance, December 31, 2015	1,211,214	1,829	9,031	1,222,074
Charge for time period	105,611	1,581	2,440	109,632
Disposals	(27,958)	(1,704)	-	(29,662)
Balance, September 30, 2016	$1,288,867	$1,706	$11,471	$1,302,044

Carrying amounts
At December 31, 2015	$1,354,484	$103,206	$17,159	$1,474,849
At September 30, 2016	$1,255,704	$52,877	$14,777	$1,323,358

Bellatrix has included $1.07 billion (2015: $1.23 billion) for future development costs and excluded $60.8 million (2015: $83.5 million) for estimated salvage value from the depletion calculation for the three months ended September 30, 2016. Operated facilities includes capital associated with Phase 1, Phase 2 and related infrastructure of the Alder Flats Plant. Costs of facilities under construction of $12.5 million (2015: $11.7 million) related to Phase 2 of the Alder Flats Plant were excluded from depreciation calculations for the three months ended September 30, 2016.

Business Combination

During the second quarter of 2016, Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million, paid through the issuance of 20,547,576 common shares of Bellatrix.

Dispositions

During the second quarter of 2016, Bellatrix sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016.

During the third quarter of 2016, Bellatrix completed a $112.5 million disposition of a 35% working interest in the Alder Flats Plant. As part of the transaction, Bellatrix and Keyera Partnership (“Keyera”) entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix will retain a 25% interest in the Alder Flats Plant, and has the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.

Bellatrix recorded a gain on disposition of $9.8 million in relation to the Company’s disposed working interest in Phase 1 of the Alder Flats Plant and a deferred gain of $10.7 million related to the prepayment for the working interest in Phase 2 of the Alder Flats Plant which is currently under construction. Bellatrix recorded a deferred capital obligation of $25.2 million for the remaining Phase 2 costs to be incurred to construct and commission Phase 2, related to Keyera’s 35% working interest and a deferred financing obligation of $9.9 million.

In the three and nine months ended September 30, 2016, total net gains on disposition of nil and $4.2 million (2015: $11.2 million and $20.9 million, respectively, on wells drilled under the Grafton Joint Venture and Troika Joint Venture) were recognized relating to gains on wells drilled under the Grafton Joint Venture which were completed and tied-in during the three and nine month periods ending September 30, 2016. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest (“WI”) earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout WI allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Bellatrix recorded total net gains on property dispositions of $9.8 million and $0.9 million in the three and nine months ended September 30, 2016, respectively (2015: $11.2 million and $20.9 million, respectively).

For the nine months ended September 30, 2016, the Company capitalized $5.5 million (2015: $6.6 million) of general and administrative expenses and $0.9 million (2015: $2.1 million) of share-based compensation expense directly related to exploration and development activities.

8.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares and at September 30, 2016, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the nine months ended September 30, 2016.

	September 30, 2016		September 30, 2015
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,963,910	$1,000,100	191,950,576	$1,000,041
Shares issued for property acquisition	20,547,576	29,178	-	-
Share issue costs on property acquisition, net of tax effect	-	(98)	-	-
Issued for cash on equity issue	25,000,000	30,000	-	-
Share issue costs on equity issue, net of tax effect	-	(1,284)	-	-
Share based compensation awards	279,766	285
Shares issued for cash on exercise of options	-	-	13,334	45
Contributed surplus transferred on exercised options	-	-	-	14
Balance, end of period	237,791,252	$1,058,181	191,963,910	$1,000,100

9.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2016:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended September 30, 2016 (1)	$594	$938	$(128)	$(37)	$1,367
Expense (recovery) for the nine months ended September 30, 2016 (2)	$1,930	$740	$10	$(9)	$2,671
Liability balance, September 30, 2016	$-	$2,266	$662	$565	$3,493

(1)	The expense for share options is net of adjustments for capitalization of $0.3 million.

(2)	The expense for share options is net of adjustments for forfeitures of $0.7 million, and capitalization of $0.9 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2015:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended September 30, 2015 (1)	$665	$(938)	$(338)	$(96)	$(707)
Expense for the nine months ended September 30, 2015 (2)	$3,011	$(566)	$516	$21	$2,982
Liability balance, September 30, 2015	$-	$2,192	$1,011	$1,070	$4,273

(1)	The expense for share options is net of adjustments for forfeitures of $0.4 million and capitalization of $0.6 million. The recovery for restricted awards is net of adjustments of $0.1 million and capitalization of $0.1 million. The recovery for performance awards is net of capitalization of $0.1 million.
(2)	The expense for share options is net of adjustments for forfeitures of $0.5 million and capitalization of $1.6 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.5 million.

a.	Share Option Plan

During the three and nine months ended September 30, 2016, Bellatrix granted 2,909,100 (2015: 30,000) and 2,909,100 (2015: 4,432,500) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended September 30, 2016 and 2015, and the weighted average assumptions used in their determination are as noted below:

	2016	2015
Inputs:
Share price	$1.02	$2.12
Exercise price	$1.02	$2.12
Risk free interest rate (%)	0.6	0.5
Option life (years)	2.8	2.8
Option volatility (%)	73	55
Results:
Weighted average fair value of each share option granted	$0.47	$0.76

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate for stock options that will not vest between 3% and 10%, and adjusts for actual forfeitures as they occur (2015: 3% to 10%).

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the three and nine months ended September 30, 2016 was $1.17 (2015: $2.46) and $1.33 (2015: $3.09), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2015	$5.69	12,846,332
Granted	$1.02	2,909,100
Forfeited	$6.02	(1,353,165)
Expired	$5.27	(1,375,000)
Balance, September 30, 2016	$4.66	13,027,267

As of September 30, 2016, a total of 23,779,125 common shares were reserved for issuance on exercise of share options, leaving an additional 10,751,858 available for future share option grants.

Share Options Outstanding, September 30, 2016

	Outstanding			Exercisable
Exercise Price	At September 30, 2016	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At September 30, 2016	Exercise Price
$ 1.02 - $ 1.57	2,909,100	$1.02	4.9	-	-
$ 1.58 - $ 3.74	1,295,334	$3.30	0.9	1,239,328	$3.32
$ 3.75 - $ 3.84	3,662,500	$3.75	3.7	1,220,824	$3.75
$ 3.85 - $ 7.24	1,188,001	$4.84	2.4	754,657	$5.28
$ 7.25 - $ 7.87	672,666	$7.59	2.3	479,312	$7.59
$ 7.88 - $ 8.42	1,300,000	$8.00	2.2	866,663	$8.00
$ 8.43 - $ 9.16	132,500	$8.86	2.5	88,328	$8.86
$ 9.17 - $10.04	1,867,166	$9.24	2.7	1,246,965	$9.24
$ 1.02 - $10.04	13,027,267	$4.66	3.2	5,896,077	$6.03

b.	Deferred Share Unit Plan

During the nine months ended September 30, 2016, the Company granted 912,489 (2015: 361,140) Deferred Share Units (“DSUs”) and the Company had 1,888,341 DSUs outstanding as at September 30, 2016 (2015: 1,014,658). A total of $2.3 million (December 31, 2015: $1.6 million) was included in accounts payable and accrued liabilities as at September 30, 2016 in relation to the DSUs. The Company settled $0.1 million in DSUs in the period.

c.	Incentive Plan

Bellatrix has an Incentive Award Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. During the second quarter of 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Incentive Award Plan. As a result, awards under the Incentive Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

During the nine months ended September 30, 2016, the Company granted 1,333,860 (2015: 1,377,350) RAs, settled 558,745 (2015: 295,192), and had 2,148,295 RAs outstanding as at September 30, 2016 (2015: 1,635,739). A total of 220,357 RAs were forfeited during the nine months ended September 30, 2016 (2015: 209,470). A total of $0.7 million (December 31, 2015: $1.0 million) was included in accounts payable and accrued liabilities as at September 30, 2016 in relation to the RAs.

During the nine months ended September 30, 2016, the Company granted 725,426 (2015: 530,650) PAs, settled 352,150 (2015: nil) and had 1,516,676 PAs outstanding as at September 30, 2016 (2015: 1,266,500). A total of 102,800 PAs were forfeited during the nine months ended September 30, 2016 (2015: 15,600). A total of $0.6 million (December 31, 2015: $0.9 million) was included in accounts payable and accrued liabilities as at September 30, 2016 in relation to the PAs.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Changes in non-cash working capital items:
Restricted cash	$-	$(559)	$37	$7,433
Accounts receivable	5,456	23,438	19,279	43,260
Deposits and prepaid expenses	256	(322)	121	(3,559)
Accounts payable and accrued liabilities	8,524	(4,123)	(24,360)	(69,674)
Advances from joint venture partners	(779)	13,506	(15,070)	(3,956)
	$13,457	$31,940	$(19,993)	$(26,496)
Changes related to:
Operating activities	$(7,493)	$(3,856)	$(9,726)	$(17,094)
Financing activities	6,651	7,637	6,757	10,102
Investing activities	14,299	28,159	(17,024)	(19,504)
	$13,457	$31,940	$(19,993)	$(26,496)

11.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at September 30, 2016, Bellatrix had approximately $1.55 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $151.0 million that expire in years through 2033.

12.	FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Interest on bank debt (1)	$2,572	$5,006	$11,392	$17,341
Interest on Senior Notes (2)	7,580	7,543	23,007	10,694
Interest on Convertible Debentures (2)	750	-	750	-
Accretion on decommissioning liabilities (non-cash)	365	464	1,181	1,377
Finance expense	$11,267	$13,013	$36,330	$29,412
(1)	Includes interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio.
(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 5).

13.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Realized gain (loss) on foreign exchange	$-	$(8)	$505	$99
Unrealized gain (loss) on foreign exchange	(2,669)	(22,377)	17,350	(28,656)
Unrealized gain (loss) on foreign exchange contracts	702	853	(3,026)	853
Gain (loss) on foreign exchange	$(1,967)	$(21,532)	$14,829	$(27,704)

As at September 30, 2016, Bellatrix has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

For the three and nine months ended September 30, 2016, Bellatrix recorded a net foreign exchange loss of $2.0 million and a gain of $14.8 million, respectively. This was due to the impact of the change over the three and nine months ended September 30, 2016, in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($2.7 million loss and $17.4 million gain, respectively), net of the change in the fair value of its United States foreign exchange forward contract ($0.7 million gain and $3.0 million loss, respectively).

14.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine month periods ended September 30, 2016, was based on a net loss of $13.9 million and a net loss of $49.8 million (2015: net loss of $50.5 million and $87.6 million), respectively.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Basic common shares outstanding	237,791,252	191,963,910	237,791,252	191,963,910
Fully dilutive effect of:
Share options outstanding	13,027,267	13,193,499	13,027,267	13,193,499
Shares issuable on conversion of Convertible Debentures	30,864,200	-	30,864,200	-
Fully diluted common shares outstanding	281,682,719	205,157,409	281,682,719	205,157,409
Weighted average shares outstanding	226,641,921	191,963,910	204,207,551	191,959,099
Dilutive effect of share options (1)	-	-	-	-
Diluted weighted average shares outstanding	226,641,921	191,963,910	204,207,551	191,959,099

(1) For the three and nine months ended September 30, 2016, a total of 13,027,267 (2015: 13,193,499) share options and 30,864,200 (2015: nil) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

15.	OTHER DEFERRED LIABILITIES

($000s)	September 30, 2016	December 31, 2015
Deferred liabilities (current)
Current portion of finance lease	$1,578	$1,634
Current portion of deferred lease inducements	340	340
Current portion of deferred financing obligations (1)	6,020	-
Current portion of other deferred liabilities	$7,938	$1,974

Deferred liabilities (long term)
Finance lease obligation	$7,263	$8,429
Deferred lease inducements	2,132	2,387
Deferred financing obligations (1)	3,010	-
Deferred gain – Alder Flats Plant Sale (1)	10,706	-
Other deferred liabilities	$23,111	$10,816

(1) Pursuant to the Alder Flats Plant Sale Bellatrix recognized a deferred capital obligation and a deferred financing obligation as part of the disposition. Refer to financial statement note 7 for additional information.

16.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination. During 2016, Bellatrix sold certain production facilities to a third party midstream company. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay a nominal annual rental fee and retains, at its sole discretion, the option to repurchase the facilities at any time during the eight year term of the agreement.

As at September 30, 2016, Bellatrix committed to drill two gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. As at September 30, 2016, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	December 2016
Remaining wells to drill at September 30, 2016 (gross) (1)	9
Remaining wells to drill at September 30, 2016 (net) (1)	1.5
Remaining estimated total cost ($millions) (gross) (1)	$37.7
Remaining estimated total cost ($millions) (net) (1)	$6.8

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Grafton Joint Venture agreement.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) In the first quarter of 2016, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 29, 2016, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2020. As a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017, with the expectation that the funds will be primarily spent between the years 2018 through 2020. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.